THE CARILLON GROUP
              CARILLON INVESTMENT TRUST
                  P.O. Box 40409
              Cincinnati, Ohio 45240
                 (513) 595-2600
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                                March 12, 1997

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    RE:    Carillon Investment Trust
           File Nos. 33-16665 and 811-5293

Dear SEC:

     Enclosed for filing pursuant to Rule 477 of the Securities
Act of 1933 is Form AW.

     Form 485BPOS was filed twice on February 28, 1997. This is our request that the first filing, Accession No.
0000820432-97-000001 be withdrawn, as it was filed in error without a Financial Data Schedule.

     The second filing, Accession No. 0000820432-97-000002 includes the FDS and is otherwise a duplicate of the first filing.

     Please call me with any concerns about this filing (513)
595-2632).  Thank you.

                                Sincerely,

                                /s/ John F. Labmeier

                               John F. Labmeier
                              Vice President and Secretary

JFL/ms